UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                   HPSC, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.10 PAR VALUE
                         (Title of Class of Securities)

                                   404264 10 3
                                 (CUSIP Number)

                            Hollybank Investments, LP
                        One Financial Center, Suite 1600
                           Boston, Massachusetts 02111
                                 (617) 526-8963
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 17, 1995
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP No. 404264 10 3                                       Page 2 of 10 Pages


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Hollybank Investments, LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |_|


                                                                  (b) |X|

3            SEC USE ONLY



4            SOURCE OF FUNDS*

             WC

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)     |_|


6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                               7           SOLE VOTING POWER
          NUMBER OF
           SHARES                          286,000
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH

                               8           SHARED VOTING POWER

                                           None

                               9           SOLE DISPOSITIVE POWER

                                           286,000

                               10          SHARED DISPOSITIVE POWER

                                           None

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             286,000

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                          |_|


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.1%

14           TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 404264 10 3                                       Page 3 of 10 Pages



1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Dorsey R. Gardner

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |_|


                                                                  (b) |X|

3            SEC USE ONLY



4            SOURCE OF FUNDS*

             PF

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)     |_|


6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                               7           SOLE VOTING POWER
          NUMBER OF
           SHARES                          27,580**      for
        BENEFICIALLY                       **Please refer to Item 5, page 5
          OWNED BY                           disclaimer of beneficial ownership.
            EACH
          REPORTING
           PERSON
            WITH
                               8           SHARED VOTING POWER

                                           None

                               9           SOLE DISPOSITIVE POWER

                                           27,580**
                                           **Please refer to Item 5, page 5 for
                                           disclaimer of beneficial ownership.

                               10          SHARED DISPOSITIVE POWER

                                           None

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             27,580**      **Please refer to Item 5, page 5 for disclaimer of
             beneficial ownership.


12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                          |_|


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.5%**      **Please refer to Item 5, page 5 for disclaimer of
             beneficial ownership.

14           TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 404264 10 3                                       Page 4 of 10 Pages


Item 1.  Security and Issuer

     The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Shares"), of HPSC, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 60 State Street, Boston, Massachusetts, 02109.

Item (a)  Identity and Background

     The persons filing this Statement are Hollybank Investments, LP, a Delaware limited Partnership ("LP") and Dorsey R. Gardner, the general partner of LP ("Gardner"). The business address of both Gardner and LP is One Financial Center, Suite 1600, Boston, Massachusetts, 02111. LP was formed on January 18, 1994, and is authorized to conduct any business which may be legally conducted by a limited partnership under the laws of Delaware. As of the date hereof, LP's sole business is securities investment. During the last five years, neither Gardner nor LP has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has either Gardner or LP been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Gardner or LP was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item (b)  Source and Amount of Funds or Other Consideration

     This statement relates specifically to LP's August 17, 1995 purchase of 10,000 Shares of HPSC, Inc. at a per share price of $4.675 (including the $.06/share commission) on the NASDAQ securities market. This purchase, when aggregated with Gardner and LP's previously purchased Shares, gives Gardner deemed beneficial ownership of 313,580 of the 5,574,712 outstanding Shares, thus triggering this reporting requirement. LP used its working capital to make this and every other Share purchase, while Gardner has used his personal funds for his purchases.

Item (c)  Purpose of Transaction

     LP and Gardner have purchased their respective shares strictly for the purpose of equity security investment. Neither Gardner nor LP has any present plans or proposals which would relate to or result in:

     (d) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                                  SCHEDULE 13D


CUSIP No. 404264 10 3                                       Page 5 of 10 Pages

     (e)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

     (f) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (g) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (h) Any material change in the present capitalization or dividend policy of the Company;

     (i) Any other material change in the Company's business or corporate structure;

     (j) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (k) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (l) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (m) Any action similar to any of those enumerated above.

Item (n)  Interest in Securities of the Issuer

     (a)(i) As of the date of this Statement, LP is the beneficial owner of 286,000 Shares (approximately 5.1% of the outstanding Shares, based on information provided in the Company's Form 10-Q, filed August 16, 1995). Gardner, as general partner of LP, may be deemed to beneficially own Shares beneficially owned by LP. Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of the Shares owned by LP and covered by this Statement.

         (ii) As of the date of this Statement, Gardner beneficially owns 27,580 Shares (approximately 0.5% of the outstanding Shares, based on information provided in the Company's Form 10-Q, filed August 16, 1995). Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims beneficial

                                  SCHEDULE 13D


CUSIP No. 404264 10 3                                       Page 6 of 10 Pages


ownership of any Shares which may be beneficially owned by LP, and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of such Shares.

     (b) LP has sole voting power and sole investment power with respect to the Shares reported in (a)(i) above. Gardner has sole voting and investment power with respect to the Shares reported in (a)(ii) above.

     (c)(i) LP has effected no Share transactions in the past 60 days.

            (ii) Gardner has, since the date of the event requiring filing and during the past 60 days, effected the following two additional Share purchases:

         DATE                 SHARES PURCHASED               PRICE PER SHARE
         ----                 ----------------               ---------------
         10/20/95               10,000 Shares                    $4.750
         10/25/95                2,500 Shares                    $4.750

These purchases, accomplished via NASDAQ market trades, were effected strictly as security investments. As a result of these purchases, Gardner is the beneficial owner of the 27,580 Shares referenced in (a)(ii) above.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported on this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between LP or Gardner and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

         The following document is filed herewith as an exhibit to this statement:

         (a)      Joint Filing Agreement

                                  SCHEDULE 13D


CUSIP No. 404264 10 3                                       Page 7 of 10 Pages



Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            HOLLYBANK INVESTMENTS, LP



                                            By: /s/ Dorsey R. Gardner
                                                 Dorsey R. Gardner
                                                 General Partner



                                            /s/ Dorsey R. Gardner
                                            Dorsey R. Gardner


Date: October 30, 1995

                                  SCHEDULE 13D


CUSIP No. 404264 10 3                                       Page 8 of 10 Pages



                                  EXHIBIT INDEX

                  Exhibit                                        Page

1.       Joint Filing Agreement                                   10